Exhibit 21.2

Subsidiaries of Brookfield Asset Management Reinsurance Partners Ltd.

As of May 18, 2021:

Name of Subsidiary	Jurisdiction of Incorporation
North End Re Ltd.	Bermuda

Following Completion of the Special Dividend:

Name of Subsidiary	Jurisdiction of Incorporation
Brookfield Annuity Holdings Inc.	Canada
North End Re Ltd.	Bermuda
North End Re (Cayman) SPC	Cayman Islands